UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EATON CORP
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

278058102
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 278058102

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris Associates Investment Trust, 36-3764846 series designated The Oakmark Fund
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 592,900
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 592,900
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,900
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* __
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .86%
12.		TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a) Name of Issuer:	Eaton Corp.
1(b) Address of Issuer's Principal Executive Offices:	Eaton Center, 111 Superior Ave. Cleveland, OH 44114-2584
Item 2(a) Name of Person Filing:	Harris Associates Investment Trust series designated The Oakmark Fund
2(b) Address of Principal Business Office or, if none, Residence:	Two North LaSalle Street, Suite 500 Chicago, IL 60602-3790
2(c) Citizenship:	The filing person is a Massachusetts business trust.
2(d) Title of Class of Securities:	Common Stock, $0.01 Par Value (the "Shares")
2(e) CUSIP Number:	278058102
Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):	Not applicable.
Item 4 Ownership (at May 31, 2001): 4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:	592,900 shares
4(b) Percent of Class:	.86%
4(c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote:	None
(ii) shared power to vote or to direct the vote:	592,900
(iii) sole power to dispose or to direct the disposition of:	None
(iv) shared power to dispose or to direct the disposition of:	592,900

Item 5 Ownership of Five Percent or Less of a Class:
As of May 31, 2001, the Trust cease to be a beneficial owner of more than 5% of any class of shares.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8 Identification and Classification of Members of the Group:
Not Applicable.

Item 9 Notice of Dissolution of Group:
Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2001

Harris Associates Investment Trust
series designated The Oakmark Fund

By:/s/ Margaret K. McLaughlin
Margaret K. McLaughlin
Senior Counsel


HARRIS ASSOCIATES L.P.
Two North LaSalle Street, Suite 500
Chicago, Illinois 60602-3790

June 8, 2001

Via EDGAR System

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Attn: Filing Desk, Stop 1-4

Re: Amendment No. 1 to Schedule 13G
for Eaton Corp.

Dear Sir or Madam:

On behalf of Harris Associates Investment Trust, series designated The Oakmark Fund and pursuant to Regulation 13D-G of the Regulations adopted under the Securities Exchange Act of 1934, attached hereto for filing is one copy of Amendment No. 1 to Schedule 13G for Eaton Corp.

A copy of this Amendment has been forwarded to the principal executive offices of Eaton Corp.

Very truly yours,

/s/ SARAH E. GRIMM
Sarah E. Grimm
Paralegal

Attachment